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          OLYMPIA INVESTORS, L.P. INCREASES OFFER TO PURCHASE UNITS TO
                                $125.50 PER UNIT

                       OFFER EXTENDED UNTIL APRIL 16, 1998

     Olympia Investors, L.P. (the "Purchaser") has increased its offer price to purchase up to 148,500 units of limited partnership interest (the "Units") in High Equity Partners L.P. - Series 88 (the "Partnership") to $125.50 per Unit (the "Purchase Price"), net to the seller in cash, without interest, less the amount of distributions per Unit, if any (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's partnership agreement), made by the Partnership from March 12, 1998 until the date of payment of the Purchase Price by the Purchaser. The Offer has also been extended until midnight, New York City time, on Thursday, April 16, 1998. This notice to Limited Partners amends the Purchaser's Offer to Purchase dated March 12, 1998 (the "Offer to Purchase").

         Limited Partners should make note of the following:

         * The Purchase Price of $125.50 per Unit is approximately 86% of the Purchaser's estimate of the net asset value per Unit of $146.04 and approximately 90% of the Purchaser's estimate of liquidation value per Unit of $139.39.

         * The Purchase Price is higher than the price offered by Everest Investors 8, LLC in its March 18, 1998 offer to purchase up to 4.9% of the outstanding Units . In addition, in a recent letter to Limited Partners, the Partnership stated that it will not recognize transfers to Everest.

         * Limited Partners should furnish Certificates evidencing tendered Units to the Depositary, if available. However, it is not necessary to furnish such Certificates in order for your tender to be valid.

         * As a result of the increase in the Purchase Price, the Purchaser expects that approximately $18,636,750 (exclusive of fees and expenses) will be required to purchase 148,500 Units, if tendered. The Purchaser will obtain all of such funds from capital contributions from American Real Estate Holdings, L.P. ("AREH"), which has an aggregate net worth substantially in excess of the amount required to purchase such Units. AREH will obtain the funds necessary to make such capital contributions from its working capital.

     Other than as stated above, the terms and conditions of the Offer are as set forth in the Offer to Purchase and in the amended Assignment of Partnership Interest (enclosed herewith). If you would like to tender your Units at this increased Purchase Price, you should complete and sign the enclosed amended Assignment of Partnership Interest and forward it to the Depositary so that it is received no later than April 16, 1998. IF YOU PREVIOUSLY TENDERED UNITS TO THE PURCHASER, YOU WILL AUTOMATICALLY RECEIVE THE HIGHER PRICE WITHOUT TAKING ANY FURTHER ACTION.

     If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call Beacon Hill Partners, Inc., which is acting as the Information Agent for the Offer, at (212) 843-8500 (collect) or
(800) 301-8755 (toll free).

 April 2, 1998                                          Olympia Investors, L.P.